QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated January 2, 2003

IAMGOLD CORPORATION
(Translation of Registrant's Name Into English)

2820 Fourteenth Avenue
Markham, Ontario, Canada L3R 0S9
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION
Date: January 2, 2003	By:	/s/ LARRY E. PHILLIPS Larry E. Phillips Vice President, Corporate Development and Secretary

EXHIBIT INDEX

        The following is a list of Exhibits included as part of this Report on Form 6-K.

No.	Description of Exhibit
1.	Press release dated December 12, 2002 of IAMGold Corporation.
2.	Press release dated December 24, 2002 of IAMGold Corporation.

QuickLinks

SIGNATURES
EXHIBIT INDEX